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                             AIMCO PROPERTIES, L.P.
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222


                                  July 30, 1999

Dear Unitholder:

         We are offering to acquire up to 479.03 units in your partnership, Davidson Diversified Real Estate II, L.P. Our offer presents you with the following two options, which you are free to accept or reject in any combination you like:

                  1. You may tender each of your units in exchange for $2,899 in cash, in which case you may recognize a gain or loss for federal income tax purposes.

                  2. You may retain any or all of your units. If you choose to retain any or all of your units, your rights as a holder of units will remain unchanged. You will continue to participate in gains and losses of your partnership, and you will receive distributions, if any, payable in respect of your units.

         We are offering to acquire up to 479.03 outstanding units in your partnership. Our offer is subject to a minimum of 35% of the units being tendered. If more units are tendered than we are offering to acquire, we will prorate the purchase so that the same approximate percentage of units tendered by each partner will be purchased. YOU WILL NOT BE REQUIRED TO PAY ANY COMMISSIONS OR FEES IN CONNECTION WITH ANY DISPOSITION OF YOUR UNITS PURSUANT TO OUR OFFER. Our offer price will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.

         There are advantages and disadvantages to you of accepting or declining our offer. The terms of the offer are more fully described in the enclosed materials. These documents describe the material risks and opportunities associated with the offer, including certain tax considerations. Please review these documents carefully. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Although the general partner believes the offer is fair, you must make your own decision whether or not to participate in the offer, based upon a number of factors, including your financial position, your need or desire for liquidity, other financial opportunities available to you, and your tax position and the tax consequences to you of selling your units.

         If you desire to tender any of your units in response to our offer, you should complete and sign the enclosed letter of transmittal in accordance with the enclosed instructions and mail or deliver the signed letter of transmittal and any other required documents to River Oaks Partnership Services, Inc., which is acting as the Information Agent in connection with our offer, at the address set forth on the back cover of the enclosed Offer to Purchase. The offer will expire at 5:00 p.m., New York City time, on August 27, 1999, unless extended. If you have questions or require further information, please call the Information Agent, toll free, at (888) 349-2005.


                                                     Very truly yours,



                                                     AIMCO PROPERTIES, L.P.